Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, as well as any deficiency of earnings, is determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes; (b) distributed equity income; (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2008	2007	2008	2007
Fixed charges:
Interest expense	$146	$154	$424	$439
Capitalized interest	3	—	8	—
Portion of rental expense which represents interest factor	22	24	68	69

Total fixed charges	$171	$178	$500	$508

Earnings available for fixed charges:
Earnings	$273	$351	$57	$1,028
Adjusted for: Undistributed equity in income of affiliated companies	(31)	(25)	(60)	(43)
Add: Fixed charges	171	178	500	508
Less: Capitalized interest	(3)	—	(8)	—

Total earnings available for fixed charges	$410	$504	$489	$1,493

Ratio of earnings to fixed charges	2.40	2.83	*	2.94

* Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges by $11.